Exhibit 99.9 Notice to ASX This appendix is not available as an online form Please fill in and submit as a PDF announcement +Rule 3.10.3A, 3.10.3B, 3.10.3C Appendix 3G Notification of issue, conversion or payment up of equity +securities Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. If you are an entity incorporated outside Australia and you are issuing a new class of +securities other than CDIs, you will need to obtain and provide an International Securities Identification Number (ISIN) for that class. Further information on the requirement for the notification of an ISIN is available from the Create Online Forms page. ASX is unable to create the new ISIN for non-Australian issuers. *Denotes minimum information required for first lodgement of this form, with exceptions provided in specific notes for certain questions. The balance of the information, where applicable, must be provided as soon as reasonably practicable by the entity. Part 1 – Entity and announcement details Question Question Answer no 1.1 *Name of entity Rio Tinto Limited We (the entity here named) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 *Registration type and number 96 004 458 404 Please supply your ABN, ARSN, ARBN, ACN or another registration type and number (if you supply another registration type, please specify both the type of registration and the registration number). 1.3 *ASX issuer code RIO 1.4 *This announcement is ☒ A new announcement Tick whichever is applicable. ☐ An update/amendment to a previous announcement ☐ A cancellation of a previous announcement 1.5 *Date of this announcement 24 April 2020 + See chapter 19 for defined terms 31 January 2020 Page 1

This appendix is not available as an online form Appendix 3G Please fill in and submit as a PDF announcement Notification of issue, conversion or payment up of equity +securities Part 2 – Type of issue Question Question Answer No. 2.1 *The +securities the subject of this ☐ +Securities issued as a result of options notification are: being exercised or other +convertible Select whichever item is applicable. +securities being converted and that are If you wish to notify ASX of different types of issues of not to be quoted on ASX securities, please complete a separate Appendix 3G ☐ for each type of issue. Partly paid +securities that have been fully paid up and that are not to be quoted on ASX ☒ +Securities issued under an +employee incentive scheme that are not being immediately quoted on ASX ☐ Other [please specify] If you have selected ‘other’ please provide the circumstances of the issue here: 2.2a.1 Please state the number and type of 101,719 conditional rights (Matching Share +securities (including their ASX security Rights) to Rio Tinto Limited ordinary shares code) issued under an +employee (Shares) under the Rio Tinto Limited Global incentive scheme that are not being Employee Share Plan (myShare). immediately quoted on ASX (These Matching Share Rights were issued Answer this question if your response to Q2.1 is simultaneously with the purchase of 101,719 “securities issued under an employee incentive Shares under myShare ( scheme that are not being immediately quoted on Investment ASX”. Shares).) 2.2c.2 *Please attach a document or provide myShare Plan Rules attached details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms. Answer this question if your response to Q2.1 is “securities issued under an employee incentive scheme that are not being immediately quoted on ASX”. 2.2c.3 *Are any of these +securities being issued Yes to +key management personnel (KMP) or an +associate Answer this question if your response to Q2.1 is “securities issued under an employee incentive scheme that are not being immediately quoted on ASX”. + See chapter 19 for defined terms 31 January 2020 Page 2

This appendix is not available as an online form Appendix 3G Please fill in and submit as a PDF announcement Notification of issue, conversion or payment up of equity +securities 2.2c.3.a *Provide details of the recipients and the number of +securities issued to each of them. Answer this question if your response to Q2.1 is “securities issued under an employee incentive scheme that are not being immediately quoted on ASX” and your response to Q2.2c.3 is “Yes”. Repeat the detail in the table below for each KMP involved in the issue. If the securities are being issued to the KMP, repeat the name of the KMP or insert “Same” in “Name of registered holder”. If the securities are being issued to an associate of a KMP, insert the name of the associate in “Name of registered holder”. Name of KMP Name of registered holder Number of +securities Stephen McIntosh Computershare Trustees - 15.2353 Matching (Jersey) Limited on behalf of Share Rights under Mr McIntosh myShare - (These Matching Share Rights were issued simultaneously with the purchase of 15.2353 Investment Shares under myShare.) 2.3 *The +securities being issued are: ☒ Additional +securities in an existing Tick whichever is applicable unquoted class that is already recorded by ASX ("existing class") ☐ New +securities in an unquoted class that is not yet recorded by ASX ("new class") Part 3A – number and type of +securities being issued (existing class) Answer the questions in this part if your response to Q2.3 is “existing class”. Question Question Answer No. 3A.1 *ASX security code & description RIOAL 3A.2 *Number of +securities being issued 101,719 Matching Share Rights under myShare - (These Matching Share Rights were issued simultaneously with the purchase of 101,719 Investment Shares under myShare.) 3A.3a *Will the +securities being issued rank Yes equally in all respects from their issue date with the existing issued +securities in that class? + See chapter 19 for defined terms 31 January 2020 Page 3

This appendix is not available as an online form Appendix 3G Please fill in and submit as a PDF announcement Notification of issue, conversion or payment up of equity +securities Part 4 – Issue details Question Question Answer No. 4.1 *Have the +securities been issued yet? Yes 4.1a *What was their date of issue? 17 April 2020 Answer this question if your response to Q4.1 is “Yes”. 4.2 *Are the +securities being issued for a No cash consideration? If the securities are being issued for nil cash consideration, answer this question “No”. 4.2c Please describe the consideration being Nil consideration under the terms of provided for the +securities myShare Answer this question if your response to Q4.2 is “No”. + See chapter 19 for defined terms 31 January 2020 Page 4

This appendix is not available as an online form Appendix 3G Please fill in and submit as a PDF announcement Notification of issue, conversion or payment up of equity +securities Part 5 – Unquoted +securities on issue Following the issue of the +securities the subject of this application, the unquoted issued +securities of the entity will comprise: Note: the figures provided in the table in section 5.1 below are used to calculate part of the total market capitalisation of the entity published by ASX from time to time. Please make sure you include in the table each class of unquoted securities issued by the entity. Restricted securities should be included in table 5.1. 5.1 *ASX security code and description *Total number of +securities on issue Matching Share Rights granted under myShare 932,6141 Rights to Shares granted by way of Bonus 131,8202 Deferral Awards under the Rio Tinto Limited Equity Incentive Plan (EIP) 3 Rights to Shares granted under the Rio Tinto 1,602,519 Limited Performance Share Plan, or by way of Performance Share Awards under the EIP 4 Rights to Shares granted under the Rio Tinto 1,283,155 Limited Management Share Plan, or by way of Management Share Awards under the EIP Special Voting Share5 1 DLC Dividend Share6 1 1 This includes an adjustment of 7,538 Matching Share Rights to the total number of Matching Share Rights disclosed in the Appendix 3G submitted on 20 March 2020, as a result of lapses of rights, vesting of rights, and adjustments to the number of rights upon vesting for the value of dividends which would have accrued on the unvested entitlements had they been fully vested on the award date. All vestings are satisfied by way of on-market purchases. 2 This includes an adjustment of -2,960 Rights to Shares to the total number of Rights to Share disclosed in the Appendix 3G submitted on 20 March 2020, as a result of lapses of rights, vesting of rights, and adjustments to the number of rights upon vesting for the value of dividends which would have accrued on the unvested entitlements had they been fully vested on the award date. All vestings are satisfied by way of on-market purchases. 3 This includes an adjustment of -48,209 Rights to Shares to the total number of Rights to Share disclosed in the Appendix 3G submitted on 20 March 2020, as a result of lapses of rights, vesting of rights, and adjustments to the number of rights upon vesting for the value of dividends which would have accrued on the unvested entitlements had they been fully vested on the award date. All vestings are satisfied by way of on-market purchases. 4 This includes an adjustment of -9,582 Rights to Shares to the total number of Rights to Share disclosed in the Appendix 3G submitted on 20 March 2020, as a result of lapses of rights, vesting of rights, and adjustments to the number of rights upon vesting for the value of dividends which would have accrued on the unvested entitlements had they been fully vested on the award date. All vestings are satisfied by way of on-market purchases. 5 The ‘Special Voting Share’ was issued to facilitate the joint voting by shareholders of Rio Tinto Limited and Rio Tinto plc on Joint Decisions following the Dual Listed Company (DLC) merger. 6 The ‘DLC Dividend Share’ was issued to facilitate the efficient management of funds within the DLC structure. + See chapter 19 for defined terms 31 January 2020 Page 5

This appendix is not available as an online form Appendix 3G Please fill in and submit as a PDF announcement Notification of issue, conversion or payment up of equity +securities Part 6 – Other Listing Rule requirements The questions in this Part should only be answered if you are an ASX Listing (ASX Foreign Exempt Listings and ASX Debt Listings do not need to complete this Part) and: - your response to Q2.1 is “+securities issued under an +employee incentive scheme that are not being immediately quoted on ASX”; or - your response to Q2.1 is “Other” Question Question Answer No. 6.1 *Are the securities being issued under No Listing Rule 7.2 exception 131 and therefore the issue does not need any security holder approval under Listing Rule 7.1? Answer this question if your response to Q2.1 is “securities issued under an employee incentive scheme that are not being immediately quoted on ASX”. 6.2 *Has the entity obtained, or is it obtaining, No +security holder approval for the issue under listing rule 7.1? Answer this question if the response to Q6.1 is “No”. 6.2b *Are any of the +securities being issued Yes without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1? Answer this question if the response to Q6.1 is “No” and the response to Q6.2 is “No”. 1 Exception 13 An issue of securities under an employee incentive scheme if within 3 years before the issue date: (a) in the case of a scheme established before the entity was listed – a summary of the terms of the scheme and the maximum number of equity securities proposed to be issued under the scheme were set out in the prospectus, PDS or information memorandum lodged with ASX under rule 1.1 condition 3; or (b) the holders of the entity’s ordinary securities have approved the issue of equity securities under the scheme as an exception to this rule. The notice of meeting must have included: • a summary of the terms of the scheme. • the number of securities issued under the scheme since the entity was listed or the date of the last approval under this rule; • the maximum number of +equity securities proposed to be issued under the scheme following the approval; and • a voting exclusion statement. Exception 13 is only available if and to the extent that the number of +equity securities issued under the scheme does not exceed the maximum number set out in the entity’s prospectus, PDS or information memorandum (in the case of (a) above) or in the notice of meeting (in the case of (b) above). Exception 13 ceases to be available if there is a material change to the terms of the scheme from those set out in the entity’s prospectus, PDS or information memorandum (in the case of (a) above) or in the notice of meeting (in the case of (b) above). + See chapter 19 for defined terms 31 January 2020 Page 6